Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-188625

Supplementing the

Preliminary Prospectus Supplement Dated February 26, 2014

(To Prospectus dated May 15, 2013)

Dated as of February 27, 2014

Tesla Motors, Inc.

0.25% Convertible Senior Notes due 2019

and

1.25% Convertible Senior Notes due 2021

The information in this pricing term sheet relates to the offering of $800,000,000 aggregate principal amount of 0.25% Convertible Senior Notes due 2019 and $1,200,000,000 aggregate principal amount of 1.25% Convertible Senior Notes due 2021 and should be read together, with the preliminary prospectus supplement dated February 26, 2014 (together with the accompanying prospectus dated May 15, 2013, the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The information in this pricing term sheet supersedes and updates the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith.

Issuer:	Tesla Motors, Inc., a Delaware corporation (the “Issuer”)

Ticker / Exchange for Common Stock:	TSLA / The NASDAQ Global Select Market (“NASDAQ”)

Pricing Date:	February 27, 2014

Closing Date:	March 5, 2014

Last Reported Sale Price:	$252.54 per share of the Common Stock on the NASDAQ on the Pricing Date

0.25% Convertible Senior Notes due 2019

Securities Offered:	0.25% Convertible Senior Notes due 2019 (the “2019 Notes”)

Aggregate Principal Amount Offered:	$800,000,000 aggregate principal amount of 2019 Notes (or $920,000,000 aggregate principal amount of 2019 Notes if the underwriters’ option to purchase an additional $120,000,000 principal amount of 2019 Notes is exercised in full)

Maturity:	March 1, 2019, unless earlier purchased or converted

Interest Rate:	0.25% per annum, accruing from the Closing Date

Interest Payment Dates:	March 1 and September 1 of each year, beginning on September 1, 2014

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from the Closing Date

Conversion Premium:	Approximately 42.5% above the Last Reported Sale Price on the Pricing Date

Initial Conversion Price:	Approximately $359.87 per share of Common Stock

Initial Conversion Rate:	2.7788 shares of Common Stock per $1,000 principal amount of 2019 Notes

Underwriting Discount:	$15.00 per 2019 Note $12.0 million in aggregate (or $13.8 million in aggregate if the underwriters’ option to purchase additional 2019 Notes is exercised in full)

CUSIP:	88160R AB7

ISIN:	US88160RAB78

Adjustment to Conversion Rate upon Conversion in Connection with a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate with respect to the 2019 Notes will be increased for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$252.54	$275.00	$300.00	$325.00	$359.87	$400.00	$450.00	$500.00	$550.00	$600.00	$700.00	$900.00
March 5, 2014	1.1809	1.0033	0.8271	0.6847	0.5280	0.3920	0.2686	0.1806	0.1174	0.0721	0.0186	0.0000
March 1, 2015	1.1809	0.9914	0.8117	0.6673	0.5094	0.3734	0.2515	0.1657	0.1049	0.0621	0.0134	0.0000
March 1, 2016	1.1809	0.9724	0.7880	0.6407	0.4812	0.3457	0.2263	0.1440	0.0871	0.0482	0.0069	0.0000
March 1, 2017	1.1809	0.9506	0.7573	0.6046	0.4417	0.3063	0.1904	0.1135	0.0628	0.0299	0.0005	0.0000
March 1, 2018	1.1809	0.9113	0.7000	0.5364	0.3673	0.2333	0.1265	0.0625	0.0252	0.0055	0.0000	0.0000
March 1, 2019	1.1809	0.8576	0.5545	0.2981	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is greater than $900.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate with respect to the 2019 Notes; and

•	if the stock price is less than $252.54 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate with respect to the 2019 Notes.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of 2019 Notes exceed 3.9597, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

1.25% Convertible Senior Notes due 2021

Securities Offered:	1.25% Convertible Senior Notes due 2021 (the “2021 Notes”)

Aggregate Principal Amount Offered:	$1,200,000,000 aggregate principal amount of 2021 Notes (or $1,380,000,000 aggregate principal amount of 2021 Notes if the underwriters’ option to purchase an additional $180,000,000 principal amount of 2021 Notes is exercised in full)

Maturity:	March 1, 2021, unless earlier purchased or converted

Interest Rate:	1.25% per annum, accruing from the Closing Date

Interest Payment Dates:	March 1 and September 1 of each year, beginning on September 1, 2014

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from the Closing Date

Conversion Premium:	Approximately 42.5% above the Last Reported Sale Price on the Pricing Date

Initial Conversion Price:	Approximately $359.87 per share of Common Stock

Initial Conversion Rate:	2.7788 shares of Common Stock per $1,000 principal amount of 2021 Notes

Underwriting Discount:	$15.00 per 2021 Note $18.0 million in aggregate (or $20.7 million in aggregate if the underwriters’ option to purchase additional 2021 Notes is exercised in full)

CUSIP:	88160R AC5

ISIN:	US88160RAC51

Adjustment to Conversion Rate upon Conversion in Connection with a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate with respect to the 2021 Notes will be increased for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$252.54	$275.00	$300.00	$325.00	$359.87	$400.00	$450.00	$500.00	$550.00	$600.00	$700.00	$900.00
March 5, 2014	1.1809	1.0177	0.8495	0.7125	0.5603	0.4263	0.3027	0.2126	0.1462	0.0970	0.0348	0.0000
March 1, 2015	1.1809	0.9993	0.8307	0.6936	0.5420	0.4093	0.2876	0.1996	0.1352	0.0880	0.0292	0.0000
March 1, 2016	1.1809	0.9806	0.8105	0.6731	0.5217	0.3901	0.2704	0.1847	0.1226	0.0777	0.0230	0.0000
March 1, 2017	1.1809	0.9700	0.7963	0.6566	0.5039	0.3722	0.2537	0.1700	0.1101	0.0675	0.0171	0.0000
March 1, 2018	1.1809	0.9666	0.7861	0.6418	0.4856	0.3525	0.2346	0.1529	0.0956	0.0556	0.0105	0.0000
March 1, 2019	1.1809	0.9605	0.7690	0.6176	0.4560	0.3213	0.2054	0.1279	0.0757	0.0408	0.0045	0.0000
March 1, 2020	1.1809	0.9202	0.7095	0.5464	0.3777	0.2437	0.1365	0.0713	0.0322	0.0101	0.0000	0.0000
March 1, 2021	1.1809	0.8576	0.5545	0.2981	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is greater than $900.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate with respect to the 2021 Notes; and

•	if the stock price is less than $252.54 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate with respect to the 2021 Notes.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of 2021 Notes exceed 3.9597, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Net Proceeds:	The Issuer estimates that the net proceeds from the offering of the 2019 Notes and the 2021 Notes will be approximately $1,968.9 million (or $2,264.4 million if the underwriters’ options to purchase additional 2019 Notes and 2021 Notes are exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use approximately $186.3 million of the net proceeds from the offering to pay the cost of the convertible note hedge transactions entered into in connection with the offering (after such cost is partially offset by the proceeds to the Issuer from the warrant transactions described in “Description of Convertible Note Hedge and Warrant Transactions” in the Preliminary Prospectus Supplement). The Issuer intends to use the remaining net proceeds to accelerate the growth of its business in the U.S. and internationally, for the development and production of the “Gen III” mass market vehicle, the development of the Tesla Gigafactory and other general corporate purposes.

If the underwriters exercise their options to purchase additional 2019 Notes or 2021 Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional 2019 Notes or 2021 Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes.

Convertible Note Hedge Transactions and Warrant Transactions:	In connection with the pricing of the 2019 Notes and the 2021 Notes, the Issuer has entered into privately negotiated convertible note hedge transactions with one or more of the underwriters or their respective affiliates or other financial institutions (“hedge counterparties”). The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, the number of shares of Common Stock that will initially underlie the 2019 Notes and the 2021 Notes. The Issuer also has entered into warrant transactions with the hedge counterparties relating to the same number of shares of Common Stock, with a strike price of $512.6562, with respect to the warrants relating to the 2019 Notes and a strike price of $560.6388, with respect to the warrants relating to the 2021 Notes, in each case subject to customary anti-dilution adjustments.

The convertible note hedge transactions are expected to reduce potential dilution to Common Stock and/or offset potential cash payments the Issuer is required to make in excess of the principal amount upon any conversion of 2019 Notes and the 2021 Notes. However, the warrant transactions could separately have a dilutive effect to the extent that the market price per share of Common Stock exceeds the applicable strike price of the warrants on the applicable expiration dates.

If the underwriters exercise their option to purchase additional 2019 Notes or 2021 Notes, the Issuer may enter into additional convertible note hedge and warrant transactions.

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Deutsche Bank Securities Inc.

Changes to Information in the Preliminary Prospectus Supplement

The Company has amended the disclosure set forth in the Preliminary Prospectus Supplement in the section entitled “Risk Factors—Risks Related to the Ownership of our Notes and our Common Stock” on page S-21 to add the following risk factor:

If an unauthorized e-mail message sent by an employee of one of the underwriters in this offering were held to violate the Securities Act, we could suffer monetary or other damages.

During the marketing period of this offering, a sales employee of an affiliate of J.P. Morgan Securities LLC, one of the underwriters for this offering, distributed an unauthorized e-mail to a limited number of accounts. This e-mail did not specifically reference this offering. We were not involved in any way in the preparation or distribution of such e-mail, we had no knowledge of such e-mail until after it was sent, and the e-mail does not reflect our views or those of our underwriters. We and the underwriters participating in this offering disclaim all responsibility for the content of the e-mail.

J.P. Morgan Securities LLC has informed us that each of the prospective investors who received such e-mail has been notified that it should be disregarded. Although efforts have been taken to ensure that the recipients of such e-mail do not purchase notes from the underwriters in this offering, there can be no guarantee that these efforts will be entirely successful. Anyone in receipt of the e-mail message or any of its contents is advised to disregard any information therein. We do not believe that we will be subject to any liability and J.P. Morgan Securities LLC has additionally agreed to indemnify us for losses that we may incur as a result of the distribution of the unauthorized e-mail. However, it is possible that this event could be deemed to constitute a violation of the Securities Act in which case we could suffer monetary or other damages.

The following information set forth under the heading “Capitalization” in the Preliminary Prospectus Supplement, and will be reflected in the final prospectus supplement for the offering is updated as follows:

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and capitalization as of December 31, 2013:

•	on an actual basis;

•	on an as adjusted basis to give effect to this offering of notes (assuming the underwriters’ over-allotment options are not exercised), after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds from this offering to pay the cost of the convertible note hedge transactions entered into in connection with this offering, as described in “Use of Proceeds”.

You should read this table in conjunction with “Use of Proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into this prospectus supplement and the accompanying prospectus from our annual report on Form 10-K for the fiscal year ended December 31, 2013.

	As of December 31, 2013
	Actual	As Adjusted
		(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents (1)	$845,889	$2,628,469

Restricted cash (2)	$9,447	$9,447

Capital lease obligations, less current portion	$12,855	$12,855
Long-term debt:
1.50% convertible senior notes due 2018 (3)	586,119	586,119
0.25% convertible senior notes due 2019 offered hereby (4)	—	800,000
1.25% convertible senior notes due 2021 offered hereby (4)	—	1,200,000

Total long-term debt	586,119	2,586,119

Stockholders’ equity:
Preferred stock, par value $0.001; 100,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.001; 2,000,000,000 shares authorized; 123,090,990 shares issued and outstanding, actual and adjusted (5)	123	123
Additional paid-in capital (1)(3)(4)	1,806,617	1,620,297
Accumulated deficit	(1,139,620)	(1,139,620)

Total stockholders’ equity	667,120	480,800

Total capitalization	$1,266,094	$3,079,774

(1)	Gives effect to our net payment of approximately $186.3 million to enter into convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the warrant transactions). See “Description of Convertible Note Hedge and Warrant Transactions”.
(2)	Restricted cash includes security deposits held by vendors as part of the vendors’ standard credit policies, security deposits related to lease agreements and equipment financing, and certain refundable reservation payments segregated in accordance with state consumer protection regulations.
(3)

In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. The amount shown in the table above for the 1.50% convertible senior notes due 2018 reflects the debt discount as of December 31, 2013. ASC 470-20 does not affect the actual amount that we are required to repay. We had $660.0 million in aggregate principal amount of our 1.50% convertible senior notes due 2018 outstanding as of December 31, 2013.
(4)	As noted in footnote (3), in accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amounts shown in the table above for the notes offered hereby are the aggregate principal amount of the notes without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in additional paid-in capital on our consolidated balance sheet.
(5)	The number of shares of common stock that will be outstanding after this offering is based on the 123,090,990 shares outstanding as of December 31, 2013 and excludes:

•	22,640,942 shares of common stock issuable upon the exercise of options outstanding at December 31, 2013 at a weighted average exercise price of $26.70 per share;

•	4,226,392 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,726,370 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan and 2,500,022 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan pursuant to provisions thereof that may automatically increase the share reserves under the plans each year;

•	the shares of common stock reserved for issuance upon conversion of our 1.50% Convertible Senior Notes due 2018 and the warrant transactions entered into in connection with the issuance of these notes; and

•	the shares of common stock to be reserved for issuance upon conversion of the notes being offered hereby and the warrant transactions being entered into in connection therewith.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling Goldman, Sachs & Co., toll free at (866) 471-2526, Morgan Stanley & Co. LLC, toll free at (866) 718-1649, J.P. Morgan Securities LLC, toll free at (866) 803-9204 or Deutsche Bank Securities Inc., toll free at (800) 503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.